Exro Technologies Announces First Quarter 2021 Financial Results

•Signed a non-binding letter of intent with LAND for the District motorcycle with the Coil Driverᵀᴹ order volume of up to 2,000 units after the unit is validated by LAND.
•Entered into the expanded strategic collaboration agreement and made the strategic investment of US$ 5 million to SEA Electric providing Exro with the platform to demonstrate and accelerate development of the BCS.
•Secured a 36,966 square foot facility in Calgary which will include production lines, product showroom and office spaces. The facility is targeted to open for late Q4 2021, with automotive certified production by end of 2022.

Calgary, Alberta (May 11, 2021) – Exro Technologies Inc. (TSXV: EXRO, OTCQB: EXROF) (the “Company” or “Exro”), a leading clean technology company which has developed a new class of power electronics for electric motors and powertrains, is pleased to announce its financial results for the quarter-ended March 31, 2021.

“Our current focus is attracting top engineering talent and building a robust pipeline of versatile partners across different segments to validate our technology. We are also ramping up the design and construction of the new 36,966 square foot facility in south Calgary that will be capable of producing automotive compliant Coil Driver units in late 2022,” said Sue Ozdemir, Chief Executive Officer of Exro.
“During the first quarter of 2021, LAND Electric Motorcycles (“LAND”) signed a letter of intent to purchase up to 2,000 units, which was a milestone for us on our path to revenue,” commented Josh Sobil, Chief Commercial Officer of Exro. “We signed an expanded strategic collaboration agreement and made a US$ 5 million investment with SEA Electric Pty Ltd. (“SEA Electric”) to showcase the Battery Control System (“BCS”) while expanding on the Coil Driver commercialization scope. In April, we entered into a supply agreement with Vicinity Motor Corp. (“Vicinity”) to deploy Exro enhanced electric buses. Vicinity will test and validate the Coil Driverᵀᴹ powertrain integration with the intent of implementing it in future serial production batches of the electric bus product line.”
On April 6, 2021, the Company issued 1,100,000 stock options to certain directors, employees, and consultants with an exercise price of $4.77 per common share. The options are exercisable for a period of five years from the grant date. 1,050,000 of the options granted will vest 33% six months after grant, 33% twelve months after grant and the remaining 18 months after grant. The remaining 50,000 stock options granted will vest 25,000 on April 30, 2021 and 25,000 on December 31, 2021.
On January 22, 2021, Exro engaged VSA Capital Ltd. (“VSA Capital”) as European financial advisor and corporate broker. VSA Capital, is an independent financial advisor and corporate brokerage firm based in London, UK. VSA Capital will be paid an annual fee of £40,000 and will run for a minimum term of 12 months after which this agreement may be terminated by either VSA or Exro giving the other not less than three months’ notice. Exro and VSA Capital act at arm's length, and VSA Capital has no present interest, directly or indirectly, in Exro or its securities. The fee paid by Exro to VSA Capital is for services only. The agreement is subject to approval of the TSX Venture Exchange (the “TSXV”).
Q1 2021 FINANCIAL HIGHLIGHTS

•Comprehensive loss of $6,676,520 (Q1 2020 – $1,525,182).
•General and Administration expense increased by 474,572 to $919,972
•Payroll and consulting fees increased by $507,253 to $1,225,830
•Research and development increased by $1,525,270 to $1,701,152
•Share based payments expense increased by $2,206,722 to $2,351,405
The main drivers for the overall costs increase are due to additional expenditures incurred as the Company is transitioning from a proof-of-concept stage to a commercialization phase and preparing for future Coil Driverᵀᴹ production. Research and development expenses increased by 71% due to testing and validation of several projects to achieve its goals for commercialization. Exro is still spending a considerable amount of time and effort to recruit top talents and to increase the awareness of its technologies and progress.
FIRST QUARTER OPERATING HIGHLIGHTS
On February 4, 2021, Exro announced that it signed an agreement with LAND to produce up to 2000 units of the Coil Driver in early 2022 subject to successful on road testing. Exro and LAND have agreed to cooperate to optimize the powertrain for the District motorcycle with the Coil Driver. This integration is expected to improve performance for the District motorcycle and enable a new powertrain system solution in the emerging lightweight electric motorcycles industry.
On February 9, 2021, the Company announced that it expanded its strategic partnership with SEA Electric to accelerate development of Exro’s BCS. The agreement expands on the initial scope to commercialize the Exro Coil Driver in SEA’s electric trucks with volume production targets of 400 trucks minimum by the end of 2022. There are technical risks that this timeline may not be achieved. The Company and SEA Electric will co-demonstrate the Exro-enhanced electric fleet trucks in the North American market by the second half of 2021. As part of the agreement, Exro invested US $5 million into SEA Electric by subscribing for 124,380 Series A Preferred Shares (the “Shares”) at a price of US $40.1995 per Share. The Shares are convertible into common shares of SEA at the option of Exro and automatically covert to common shares under certain conditions, including SEA completing a going public transaction.
On March 16, 2021, the Company entered into a ten-year lease commencing on August 1, 2021 for a 36,966 square foot warehouse facility and office in Calgary. Pursuant to this new lease agreement, the Company is obligated to pay basic monthly rent of $49,288 for the first 5 year-term plus operating costs and $50,828 for the following five-year term ending July 31, 2031 plus operating costs. The lease provides for eight months of free rent commencing August 1, 2021 till March 31, 2022 on 100% of the building and an additional 12 months of rent on 25% of the building commencing April 1, 2022 till March 31, 2023.
After the quarter-end, on April 27, 2021, the Company announced that it has signed a supply agreement with Vicinity to deploy Exro enhanced electric buses. Vicinity (formerly Grande West Transportation Group) is a leading supplier of advanced shuttle transportation vehicles for public and commercial use. Exro will supply the Coil Drive System technology and Vicinity will conduct operational validation through deployment of an optimized electric powertrain for Vicinity’s suite of electric buses. Vicinity will test and validate the Coil Driverᵀᴹ powertrain integration with the intent of implementing it in future serial production batches of the electric bus product line.

LIQUIDITY AND CAPITAL RESOURCES
As of March 31, 2021, the Company had cash of $39,174,239 and accounts receivable of $201,029, which primarily consist of GST refund. The Company has accounts payable and accrued liabilities of $1,925,152.
RESULTS OF OPERATIONS AND SELECTED FINANCIAL DATA

Year ended	Revenue	Net and comprehensive loss	Basic and diluted loss per common share	Weighted average number of common shares
March 31, 2021	-	(6,676,520)	(0.06)	116,343,905
March 31, 2020	-	(1,525,182)	(0.02)	76,314,552

OUTSTANDING SHARE DATA
As of May 11, 2021, there were 120,268,656 Common Shares issued and outstanding, and other securities convertible into Common Shares as summarized in the following table:

	Number Outstanding as of May 11, 2021	Number Outstanding as of March 31, 2021
Common Shares issued and outstanding	120,268,656	119,862,988
Options	10,642,085	9,895,252
Warrants	1,860,561	1,913,061
As at March 31, 2021 and May 11, 2021 there were no shares held in escrow. (December 31, 2020 – nil)

ADDITIONAL INFORMATION

The audited consolidated financial statements and Management’s Discussion and Analysis for the year ended December 31, 2020, dated April 6, 2021, can be viewed at www.exro.com/investors or on SEDAR under Exro Technologies Inc. at www.sedar.com.

Unless otherwise noted, all figures are in Canadian currency, Cdn.

About Exro Technologies Inc.

Exro is a clean technology company pioneering intelligent control solutions in power electronics to help solve the most challenging problems in electrification. Exro has developed a new class of control technology that expands the capabilities of electric motors, generators, and batteries. Exro enables the application to achieve more with less energy consumed.

Exro’s advanced motor control technology, the Coil Driver, expands the capabilities of powertrains by enabling two separate torque profiles within a given motor. A major advancement in the sector, dynamic motor configuration enables efficiency optimization for each operating mode resulting in reduction of energy consumption. The controller automatically selects the appropriate configuration in real time so that power and efficiency are intelligently optimized.

For more information visit our website at www.exro.com.

ON BEHALF OF THE BOARD OF DIRECTORS
Sue Ozdemir, Chief Executive Officer
CONTACT INFORMATION
Canada: Jake Bouma
VP of Investor Relations
604-317-3936

United States: Vic Allgeier
TTC Group Inc.
646-841-4220
Email: ir@exro.com
CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS
This news release contains forward-looking statements and forward-looking information (together, "forward-looking statements") within the meaning of applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as "plans", "expects”, "estimates", "intends", "anticipates", "believes" or variations of such words, or statements that certain actions, events or results "may", "could", "would", "might", "will be taken", "occur" or "be achieved". Forward looking statements involve risks, uncertainties and other factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s filings with Canadian securities regulators, that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Although the Company believes that the assumptions and factors used in preparing these forward-looking statements are reasonable based upon the information currently available to management as of the date hereof, actual results and developments may differ materially from those contemplated by these statements. Readers are therefore cautioned not to place undue reliance on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.
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